Exhibit 16.1

KPMG LLP

51 John F. Kennedy Parkway

Short Hills, NJ 07078

July 2, 2020

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for electroCore, Inc. (the “Company”) and, under the date of March 30, 2020, we reported on the consolidated financial statements of the Company as of and for the years ended December 31, 2019 and December 31, 2018. On June 29, 2020, we were dismissed. We have read the Company’s statements under Item 4.01 of its Form 8-K dated July 2, 2020, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statement that the change was approved by the audit committee of its board of directors and we are not in a position to agree or disagree with any of the Company’s statements in Item 4.01(b).

Very truly yours,

/s/ KPMG LLP